SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

TruBridge, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

205306103
(CUSIP Number)

Damien Leonard L6 Holdings Inc. Pinetree Capital Ltd.
49 Leuty Ave. Toronto, Ontario M4E 2R2, Canada
(416) 941-9600

with a copy to:
David A. Curtiss, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2024
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

__________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205306103	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON L6 Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,624,545
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,624,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,624,545
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 205306103	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Pinetree Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 600,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205306103	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on March 12, 2024 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D, filed by the undersigned with the SEC on March 18, 2024 (“Amendment No. 1,” together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares reported herein as beneficially owned by L6 were acquired at an aggregate purchase price of approximately $15,215,895, excluding brokerage commissions. Such Shares were acquired using the working capital of L6.

L6 may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

The Shares reported herein as beneficially owned by PCL were acquired at an aggregate purchase price of approximately $5,161,107, excluding brokerage commissions. Such Shares were acquired using the working capital of PIP.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 15,007,262 Shares outstanding as of May 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 10, 2024.

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the “group” may be deemed to beneficially own an aggregate of 2,224,545 Shares, representing approximately 14.8% of the outstanding Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D/A for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Shares effected by each Reporting Person during the past sixty (60) days is set forth in Schedule A hereto and is incorporated herein by reference.

CUSIP No. 205306103	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2024

L6 HOLDINGS INC.

By:	/s/ Damien Leonard
Name:	Damien Leonard
Title:	Managing Director

Pinetree Capital Ltd.

By:	/s/ Damien Leonard
Name:	Damien Leonard
Title:	President

CUSIP No. 205306103	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule A

Transactions in the Shares of the Issuer by each Reporting Person During the Past Sixty (60) Days

The following tables set forth all transactions in the Shares effected during the past sixty (60) days by each Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These Shares were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold or purchased at each separate price.

L6

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
06/28/2024	51,845	9.988	9.96-10.00
07/01/2024	55,000	10.510	10.345-10.60

PCL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
05/10/2024	11,789	8.530	8.18-8.60
06/03/2024	2,568	9.443	9.29-9.50
06/04/2024	55,916	9.411	9.25-9.50
06/05/2024	14,084	9.721	9.45-9.75
06/28/2024	15,643	10.010